Exhibit 99.7

REGISTRATION RIGHTS AGREEMENT

dated as of May 6, 2025

among

COSTAMARE BULKERS HOLDINGS LIMITED

and

THE SHAREHOLDERS NAMED HEREIN

This REGISTRATION RIGHTS AGREEMENT (this “Agreement”), is made as of May 6, 2025, among Costamare Bulkers Holdings Limited, a Marshall Islands corporation (the “Company”) and the shareholders set forth on the signature page of this Agreement (together, the “Shareholders” and each, a “Shareholder”).

WHEREAS, the Company has agreed to provide the Shareholders with certain registration rights with respect to its shares of Common Stock.

ACCORDINGLY, in consideration of the mutual covenants and agreements contained herein and other good and valid consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.           Certain Definitions.

As used in this Agreement, capitalized terms not otherwise defined herein shall have the meanings ascribed to them below:

“Additional Demand Rights” has the meaning set forth in Section 2.3(c).

“Additional Piggyback Rights” has the meaning set forth in Section 2.1(c).

“Additional Registrable Securities” has the meaning set forth in Section 2.3(c)(i).

“Claims” has the meaning set forth in Section 2.9(a).

“Common Stock” means the common stock, par value $0.0001 per share, of the Company and any securities issued or issuable in exchange for or with respect to the common stock of the Company by way of a stock dividend, stock split or combination of shares or in connection with a reclassification, recapitalization, exchange, merger, consolidation or other reorganization.

“Common Stock Equivalent” means all options, warrants and other securities convertible into, or exchangeable or exercisable for (at any time or upon the occurrence of any event or contingency and without regard to any vesting or other conditions to which such securities may be subject) Common Stock.

“Demand Exercise Notice” has the meaning set forth in Section 2.1(a)(i).

“Demand Registration” has the meaning set forth in Section 2.1(a)(i).

“Demand Registration Request” has the meaning set forth in Section 2.1(a)(i).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Expenses” means any and all fees and expenses incurred in connection with the Company’s performance of or compliance with Section 2, including, without limitation: (i) SEC, stock exchange or FINRA registration and filing fees and all listing fees and fees with respect to the inclusion of securities on the New York Stock Exchange or on any securities market on which the Common Stock is listed or quoted, (ii) fees and expenses of compliance with state securities or “blue sky” laws and in connection with the preparation of a “blue sky” survey, including without limitation, reasonable fees and expenses of blue sky counsel, (iii) printing and copying expenses, (iv) messenger and delivery expenses, (v) expenses incurred in connection with any road show, (vi) fees and disbursements of counsel for the Company, (vii) with respect to each registration, the fees and disbursements of one counsel for the relevant Participating Holder(s) (selected in each case by the Majority Participating Holders, in the case of a registration pursuant to Section 2.1 or Section 2.2), (viii) fees and disbursements of all independent public accountants (including the expenses of any audit and/or “cold comfort” letter) and fees and expenses of other persons, including special experts, retained by the Company, (ix) fees and expenses payable to a Qualified Independent Underwriter (as such term is defined in Schedule E to the By-Laws of FINRA) and (x) any other fees and disbursements of underwriters, if any, customarily paid by issuers of securities.

“FINRA” means Financial Industry Regulatory Authority, Inc.

“Holder” means the Shareholder, for so long as such Shareholder owns any Registrable Securities, and its successors, assigns and direct and indirect transferees who become owners of Registrable Securities and become a party hereto pursuant to Section 4.4(b) and “Holders” means all or any of them.

“Initiating Holders” has the meaning set forth in Section 2.1(a)(i).

“IPO” means an underwritten initial public offering registered under the Securities Act of shares of Common Stock held by the Shareholders.

“Majority Participating Holders” means Participating Holders holding more than 50% of the Registrable Securities proposed to be included in any offering of Registrable Securities by such Participating Holders pursuant to Section 2.1 or Section 2.2.

“Manager” has the meaning set forth in Section 2.3(a).

“Participating Holder” has the meaning set forth in Section 2.1(a)(ii) and/or Section 2.2.(a) as qualified in Section 2.2(c) and Section 2.3(a).

“Person” means any individual, corporation, limited liability company, limited or general partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivisions thereof.

“Piggyback Securities” has the meaning set forth in Section 2.3(a)(ii).

“Registrable Securities” means any shares of Common Stock (including any shares of Common Stock acquired by a Shareholder subsequent to the date of this Agreement), provided such shares of Common Stock shall cease to be Registrable Securities when (A) a registration statement with respect to the sale of such shares of Common Stock shall have been declared effective under the Securities Act and such shares of Common Stock shall have been disposed of in accordance with such registration statement, or (B) such securities shall have been sold (other than in a privately negotiated sale) pursuant to Rule 144 (or any successor provision) under the Securities Act and in compliance with the requirements of Rule 144.

“SEC” means the Securities and Exchange Commission.

“Section 2.3(a) Sale Number” has the meaning set forth in Section 2.3(a).

“Section 2.3(b) Sale Number” has the meaning set forth in Section 2.3(b).

“Section 2.3(c) Sale Number” has the meaning set forth in Section 2.3(c).

“Securities Act” means the Securities Act of 1933, as amended.

“Selected Courts” has the meaning set forth in Section 4.6(d).

“Services Agreement” means the Services Agreement, dated as of May 6, 2025, among the Company’s vessel-owning subsidiaries and Costamare Shipping Services Ltd.

“Valid Business Reason” has the meaning set forth in Section 2.1(b).

2.          Registration Rights.

2.1.     Demand Registrations.

(a)          (i) Subject to Section 2.1(b), at any time and from time to time after the date of this Agreement, any Holder shall have the right to require the Company to file a registration statement under the Securities Act covering all or a portion of the Registrable Securities, by delivering a written request therefor to the Company specifying the number of Registrable Securities to be included in such registration by such Holder and the intended method of distribution thereof.  All such requests by any Holder pursuant to Section 2.1(a)(i) are referred to herein as “Demand Registration Requests,” and the registrations so requested are referred to herein as “Demand Registrations” (with respect to any Demand Registration Request, the Holders making such Demand Registration Request being referred to as the “Initiating Holders”).  As promptly as practicable, but no later than ten days after receipt of a Demand Registration Request, the Company shall give written notice (the “Demand Exercise Notice”) of such Demand Registration Request to all Holders of record.

(ii)          The Company, subject to Sections 2.3 and 2.6, shall include in a Demand Registration (x) the Registrable Securities of the Initiating Holders and (y) the Registrable Securities of any other Holder which shall have made a written request to the Company for inclusion in such Demand Registration (together with the Initiating Holders, the “Participating Holders”) (which request shall specify the maximum number of Registrable Securities intended to be disposed of by such Participating Holders) within 60 days after the receipt by the Company of the Demand Exercise Notice (or 30 days if, at the request of the Initiating Holders, the Company states in such Demand Exercise Notice or gives telephonic notice to all Holders, with written confirmation to follow promptly thereafter, that such registration will be on a Form F-3).

(iii)          The Company shall, as expeditiously as possible but subject to Section 2.1(b), use its commercially reasonable efforts to (x) effect such registration under the Securities Act of the Registrable Securities which the Company has been so requested by the Participating Holders to register, for distribution in accordance with such intended method of distribution and (y) if requested by the Majority Participating Holders, obtain acceleration of the effective date of the registration statement relating to such registration.

(b)          Notwithstanding anything to the contrary in Section 2.1(a), the Demand Registration rights granted in Section 2.1(a) to the Holders are subject to the following limitations: (i) the Company shall not be required to cause a registration statement pursuant to Section 2.1(a)(i) to be filed, or to be declared effective, within 90 days after the effective date of any other registration statement of the Company filed pursuant to the Securities Act (excluding any registration on Form F-4 or S-8 (or otherwise in connection with any employee benefits plan) or any “shelf” registration) or, in either case, within any longer period of time, subject to the Company’s compliance with Section 4.7, during which the Company may be restricted from filing or having declared effective a registration statement or the Participating Holders may be restricted from selling any of their Registrable Securities; (ii) if the Company, in its good faith judgment, determines that any registration of Registrable Securities should not be made or continued because it would materially interfere with any material financing, acquisition, corporate reorganization or merger or other transaction or event involving the Company or any of its subsidiaries (a “Valid Business Reason”), the Company may postpone filing, or may withdraw, or not seek to bring effective, a registration statement relating to a Demand Registration Request until such Valid Business Reason no longer exists, but in no event shall the Company avail itself of such right for more than 90 days, in the aggregate, in any period of 365 consecutive days; and the Company shall give notice to the relevant Participating Holders of its determination to postpone or withdraw a registration statement and of the fact that the Valid Business Reason for such postponement or withdrawal no longer exists, in each case, promptly after the occurrence thereof; (iii) the Company shall not be required to effect a Demand Registration unless the Registrable Securities to be included in such registration either (A) have an aggregate anticipated offering price of at least $20,000,000 (based on the then-current market price of the Common Stock) or (B) consist of all remaining Registrable Securities held by the relevant Participating Holders.  If the Company shall give any notice of postponement or withdrawal of any registration statement pursuant to clause (ii) of this Section, the Company shall not, during the period of postponement or withdrawal, register any equity security of the Company, other than pursuant to a registration statement on Form F-4 or S-8 (or otherwise in connection with any employee benefits plan).  Each Participating Holder agrees that, upon receiving notice from the Company that the Company has withdrawn any registration statement pursuant to clause (ii) of this Section, it will (x) discontinue its disposition of Registrable Securities pursuant to such registration statement and (y) if so directed by the Company, deliver to the Company (at the Company’s expense) all copies, other than permanent file copies, in its possession of the prospectus covering such Registrable Securities that was in effect at the time of receipt of such notice.  If the Company shall have withdrawn or prematurely terminated a registration statement filed under Section 2.1(a)(i) (whether pursuant to clause (ii) above or as a result of any stop order, injunction or other order or requirement of the SEC or any other governmental agency or court), the Company shall not be considered to have effected an effective registration for the purposes of this Agreement until the Company shall have filed a new registration statement covering the Registrable Securities covered by the withdrawn registration statement and such registration statement shall have been declared effective and shall not have been withdrawn.  If the Company shall give any notice of withdrawal or postponement of a registration statement, the Company shall, at such time as the Valid Business Reason that caused such withdrawal or postponement no longer exists (but in no event later than three months after the date of the notice notifying the relevant Participating Holders of the postponement or withdrawal), use its commercially reasonable efforts to effect the registration under the Securities Act of the Registrable Securities covered by the withdrawn or postponed registration statement in accordance with Section 2.1 (unless the Initiating Holders shall have withdrawn such request, in which case the Company shall not be considered to have effected an effective registration for the purposes of this Agreement).

(c)          The Company, subject to Sections 2.3 and 2.6, may elect to include in any registration statement and offering made pursuant to Section 2.1(a)(i), (i) authorized but unissued shares of Common Stock or shares of Common Stock held by the Company as treasury shares and (ii) any other shares of Common Stock which are requested to be included in such registration pursuant to the exercise of piggyback rights granted by the Company which are not inconsistent with the rights granted in, or otherwise conflict with the terms of, this Agreement (“Additional Piggyback Rights”); provided, however, that such inclusion shall be permitted only to the extent that it is pursuant to and subject to the terms of the underwriting agreement or arrangements, if any, entered into by the relevant Participating Holders.

(d)          With respect to any Demand Registration, the Initiating Holders shall have the right to designate the lead managing underwriter in connection with such registration and each other managing underwriter for such registration, provided that no such managing underwriter shall be reasonably objectionable to the Company.

2.2.      Piggyback Registrations.

(a)          If, at any time, the Company proposes or is required to register any of its equity securities under the Securities Act (other than (i) solely the registration of securities in connection with an employee benefits plan or dividend reinvestment plan or an acquisition, merger or consolidation or (ii) pursuant to a Demand Registration under Section 2.1) on a registration statement on Form F-1, Form F-3 or an equivalent general registration form then in effect, whether or not for its own account, the Company shall give prompt written notice of its intention to do so to each Holder of record.  Upon the written request of any such Holder made within 15 days following the receipt of any such written notice (which request shall specify the maximum number of Registrable Securities intended to be disposed of by such Holder and the intended method of distribution thereof), the Company shall, subject to Sections 2.2(b), 2.3 and 2.6, use its commercially reasonable efforts to cause all such Registrable Securities, the Holders of which have so requested the registration thereof, to be included in the registration statement with the securities which the Company at the time proposes to register to permit the sale or other disposition by such Holders (in accordance with the intended method of distribution thereof) of the Registrable Securities to be so registered.  Such Holders shall be referred to as Participating Holders for the purposes of any Registrable Securities to be registered under Section 2.2(a).  No registration of Registrable Securities effected under Section 2.2(a) shall relieve the Company of its obligations to effect Demand Registrations under Section 2.1.

(b)          If, at any time after giving written notice of its intention to register any equity securities and prior to the effective date of the registration statement filed in connection with such registration, the Company shall determine for any reason not to register or to delay registration of such equity securities, the Company will give written notice of such determination to all relevant Participating Holders and (i) in the case of a determination not to register, shall be relieved of its obligation to register any Registrable Securities in connection with such abandoned registration, without prejudice, however, to the rights of Holders under Section 2.1, and (ii) in the case of a determination to delay such registration of its equity securities, shall be permitted to delay the registration of such Registrable Securities for the same period as the delay in registering such other equity securities, without prejudice, however, to the rights of Holders under Section 2.1.

(c)          Any Participating Holder shall have the right to withdraw its request for inclusion of its Registrable Securities in any registration statement pursuant to Section 2.2 by giving written notice to the Company of its request to withdraw; provided, however, that such request must be made in writing prior to the earlier of the execution of the underwriting agreement or the execution of the custody agreement with respect to such registration.  Any Holder withdrawing pursuant to the provisions of Section 2.2(c) shall following such withdrawal no longer be treated as a Participating Holder for the purposes of this Agreement.

2.3.      Allocation of Securities Included in Registration Statement.

(a)          If any requested registration made pursuant to Section 2.1 involves an underwritten offering and the lead managing underwriter of such offering (the “Manager”) shall advise the Company that, in its view, the number of securities requested to be included in such registration by the relevant Participating Holders or any other persons (including those shares of Common Stock requested by the Company to be included in such registration) exceeds the largest number (the “Section 2.3(a) Sale Number”) that can be sold in an orderly manner in such offering within a price range acceptable to the Majority Participating Holders, the Company shall use its commercially reasonable efforts to include in such registration:

(i)          first, all Registrable Securities requested to be included in such registration by the Participating Holders thereof; provided, however, that, if the number of such Registrable Securities exceeds the Section 2.3(a) Sale Number, the number of such Registrable Securities (not to exceed the Section 2.3(a) Sale Number) to be included in such registration shall be allocated on a pro rata basis among all relevant Participating Holders, based on the number of Registrable Securities then owned by each such Participating Holder requesting inclusion in relation to the number of Registrable Securities owned by all Participating Holders requesting inclusion;

(ii)          second, to the extent that the number of securities to be included pursuant to clause (i) of Section 2.3(a) is less than the Section 2.3(a) Sale Number, the remaining shares to be included in such registration shall be allocated on a pro rata basis among all holders requesting that securities be included in such registration pursuant to the exercise of Additional Piggyback Rights (“Piggyback Securities”), based on the aggregate number of Piggyback Securities then owned by each holder requesting inclusion in relation to the aggregate number of Piggyback Securities owned by all holders requesting inclusion, up to the Section 2.3(a) Sale Number; and

(iii)          third, to the extent that the number of securities to be included pursuant to clauses (i) and (ii) of Section 2.3(a) is less than the Section 2.3(a) Sale Number, any securities that the Company proposes to register, up to the Section 2.3(a) Sale Number.

If, as a result of the proration provisions of Section 2.3(a), any Participating Holder shall not be entitled to include in a registration all Registrable Securities that such Participating Holder has requested be included in such registration, such Participating Holder may elect to withdraw its request to include any Registrable Securities in such registration or may reduce the number requested to be included; provided, however, that such request must be made in writing prior to the earlier of the execution of the underwriting agreement or the execution of the custody agreement with respect to such registration.  Any Holder withdrawing all of its Registrable Securities pursuant to the provisions of the preceding sentence shall following such withdrawal no longer be treated as a Participating Holder for the purposes of this Agreement.

(b)          If any registration pursuant to Section 2.2 is an underwritten primary registration of the Company’s securities, and the Manager shall advise the Company that, in its view, the number of securities requested to be included in such registration exceeds the number (the “Section 2.3(b) Sale Number”) that can be sold in an orderly manner in such registration within a price range acceptable to the Company, the Company shall include in such registration:

(i)          first, all Common Stock that the Company proposes to register for its own account; and

(ii)          second, to the extent that the number of securities to be included pursuant to clause (i) of Section 2.3(b) is less than the Section 2.3(b) Sale Number, the remaining shares to be included in such registration shall be allocated on a pro rata basis among all holders requesting that Registrable Securities or Piggyback Securities be included in such registration pursuant to the exercise of piggyback rights pursuant to Section 2.2 or Additional Piggyback Rights, based on the aggregate number of Registrable Securities and Piggyback Securities then owned by each holder requesting inclusion in relation to the aggregate number of Registrable Securities and Piggyback Securities owned by all holders requesting inclusion, up to the Section 2.3(b) Sale Number.

(c)          If any registration pursuant to Section 2.2 is an underwritten secondary registration on behalf of holders of the Company’s securities (other than Registrable Securities) that have the right to require such registration pursuant to an agreement entered into by the Company in accordance with Section 4.7 (“Additional Demand Rights”) and the Manager shall advise the Company that, in its view, the number of securities requested to be included in such registration exceeds the number (the “Section 2.3(c) Sale Number”) that can be sold in an orderly manner in such registration within a price range acceptable to the Company, the Company shall include in such registration:

(i)          first, all securities requested to be included in such registration by the holders of Additional Demand Rights (“Additional Registrable Securities”), provided, however, that, if the number of such Additional Registrable Securities exceeds the Section 2.3(c) Sale Number, the number of such Additional Registrable Securities (not to exceed the Section 2.3(c) Sale Number) to be included in such registration shall be allocated on a pro rata basis among all holders of Additional Registrable Securities requesting that Additional Registrable Securities be included in such registration, based on the number of Additional Registrable Securities then owned by each such holder requesting inclusion in relation to the number of Additional Registrable Securities owned by all of such holders requesting inclusion, unless such holders shall have otherwise agreed;

(ii)          second, to the extent that the number of securities to be included pursuant to clause (i) of Section 2.3(c) is less than the Section 2.3(c) Sale Number, any Common Stock that the Company proposes to register for its own account, up to the Section 2.3(c) Sale Number, and

(iii)          third, to the extent that the number of securities to be included pursuant to clauses (i) and (ii) of Section 2.3(c) is less than the Section 2.3(c) Sale Number, the remaining shares to be included in such registration shall be allocated on a pro rata basis among all holders requesting that Registrable Securities or Piggyback Securities be included in such registration pursuant to the exercise of piggyback rights pursuant to Section 2.2 or Additional Piggyback Rights, based on the aggregate number of Registrable Securities and Piggyback Securities then owned by each holder requesting inclusion in relation to the aggregate number of Registrable Securities and Piggyback Securities owned by all such holders requesting inclusion, up to the Section 2.3(c) Sale Number.

2.4.      Registration Procedures.  If and whenever the Company is required by the provisions of this Agreement to use its commercially reasonable efforts to effect or cause the registration of any Registrable Securities under the Securities Act as provided in this Agreement, the Company shall, as expeditiously as possible:

(a)          prepare and file with the SEC a registration statement on an appropriate registration form of the SEC for the disposition of such Registrable Securities in accordance with the intended method of disposition thereof, which form shall be selected by the Company and shall comply as to form in all material respects with the requirements of the applicable form and include all financial statements required by the SEC to be filed therewith, and the Company shall use its commercially reasonable efforts to cause such registration statement to become and remain effective; provided, however, that before filing a registration statement or prospectus or any amendments or supplements thereto, or comparable statements under securities or blue sky laws of any jurisdiction, or any free writing prospectus related thereto, the Company will furnish to one counsel for the relevant Participating Holders (selected by the Majority Participating Holders) and the Manager, if any, copies of all such documents proposed to be filed (including all exhibits thereto), which documents will be subject to the review and reasonable comment of such counsel, and the Company shall not file any registration statement or amendment thereto, any prospectus or supplement thereto or any free writing prospectus related thereto to which the Majority Participating Holders or the Manager, if any, shall reasonably object;

(b)          prepare and file with the SEC such amendments and supplements to the relevant registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for such period as any relevant Participating Holder shall request and to comply with the provisions of the Securities Act with respect to the sale or other disposition of all Registrable Securities covered by such registration statement in accordance with the intended methods of disposition by the relevant Participating Holders thereof set forth in such registration statement;

(c)          furnish, without charge, to each relevant Participating Holder and each underwriter, if any, of the securities covered by the relevant registration statement such number of copies of such registration statement, each amendment and supplement thereto (in each case including all exhibits), the prospectus included in such registration statement (including each preliminary prospectus) in conformity with the requirements of the Securities Act, each free writing prospectus utilized in connection therewith, and other documents, as such Participating Holder and underwriter may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities owned by such Participating Holder (the Company hereby consenting to the use in accordance with all applicable law of each such registration statement (or amendment or post-effective amendment thereto) and each such prospectus (or preliminary prospectus or supplement thereto) or free writing prospectus by each such Participating Holder and the underwriters, if any, in connection with the offering and sale of the Registrable Securities covered by such registration statement or prospectus);

(d)          use its commercially reasonable efforts to register or qualify the Registrable Securities covered by the relevant registration statement under such other securities or “blue sky” laws of such jurisdictions as any relevant Participating Holder or any managing underwriter, if any, shall reasonably request in writing, and do any and all other acts and things which may be reasonably necessary or advisable to enable such Participating Holder or underwriter, if any, to consummate the disposition of the relevant Registrable Securities in such jurisdictions, except that in no event shall the Company be required to qualify to do business as a foreign corporation in any jurisdiction where it would not, but for the requirements of this paragraph (d), be required to be so qualified, to subject itself to taxation in any such jurisdiction or to consent to general service of process in any such jurisdiction;

(e)          promptly notify each Participating Holder selling such Registrable Securities and each managing underwriter, if any: (i) when the relevant registration statement, any pre-effective amendment, the prospectus or any prospectus supplement related thereto, any post-effective amendment to such registration statement or any free writing prospectus has been filed and, with respect to such registration statement or any post-effective amendment, when the same has become effective; (ii) of any request by the SEC or state securities authority for amendments or supplements to the relevant registration statement or the prospectus related thereto or for additional information; (iii) of the issuance by the SEC of any stop order suspending the effectiveness of the relevant registration statement or the initiation of any proceedings for that purpose; (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification of any Registrable Securities for sale under the securities or blue sky laws of any jurisdiction or the initiation of any proceeding for such purpose; (v) of the existence of any fact of which the Company becomes aware which results in the relevant registration statement, the prospectus related thereto, any document incorporated therein by reference, any free writing prospectus or the information conveyed to any purchaser at the time of sale to such purchaser containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary to make any statement therein not misleading; and (vi) if at any time the representations and warranties contemplated by any underwriting agreement, securities sale agreement, or other similar agreement, relating to the offering shall cease to be true and correct in all material respects; and, if the notification relates to an event described in clause (v), the Company shall promptly prepare and furnish to each such Participating Holder and each managing underwriter, if any, a reasonable number of copies of a prospectus supplemented or amended so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein in the light of the circumstances under which they were made not misleading;

(f)          comply with all applicable rules and regulations of the SEC, and make generally available to its security holders, as soon as reasonably practicable after the effective date of the relevant registration statement (and in any event within 90 days after the end of such twelve month period described hereafter), an earnings statement (which need not be audited) covering the period of at least twelve consecutive months beginning with the first day of the Company’s first calendar quarter after the effective date of such registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder;

(g)          (i) cause all such Registrable Securities covered by the relevant registration statement to be listed on the New York Stock Exchange or the principal securities exchange on which similar securities issued by the Company are then listed (if any), if the listing of such Registrable Securities is then permitted under the rules of such exchange, or (ii) if no similar securities are then so listed, to either cause all such Registrable Securities to be listed on a national securities exchange or to take all actions that may be required by the Company as the issuer of such Registrable Securities in order to facilitate the managing underwriter’s arranging for the registration of at least two market makers as such with respect to such shares with FINRA;

(h)          provide and cause to be maintained a transfer agent and registrar for all such Registrable Securities covered by such registration statement not later than the effective date of such registration statement;

(i)          enter into such customary agreements (including, if applicable, an underwriting agreement containing customary provisions for indemnification and contribution covering the underwriters and their affiliates) and take such other actions as the Majority Participating Holders shall reasonably request in order to expedite or facilitate the disposition of such Registrable Securities (it being understood that the relevant Participating Holders shall be parties to any such underwriting agreement and may, at their option, require that the Company make to and for the benefit of such Participating Holders the representations, warranties and covenants of the Company which are being made to and for the benefit of such underwriters);

(j)          use its commercially reasonable efforts to obtain an opinion from the Company’s counsel and “cold comfort” letters from the Company’s independent public accountants in customary form and covering such matters as are customarily covered by such opinions and “cold comfort” letters delivered to underwriters in underwritten public offerings, which opinion and letter shall be reasonably satisfactory to the underwriter, if any, and furnish to each relevant Participating Holder and to each underwriter, if any, a copy of such opinion and letter addressed to such Participating Holder or underwriter;

(k)          deliver promptly to each relevant Participating Holder and each underwriter, if any, copies of all correspondence between the SEC and the Company, its counsel or auditors and all memoranda relating to discussions with the SEC or its staff with respect to the relevant registration statement, other than those portions of any such memoranda which contain information subject to attorney-client privilege with respect to the Company, and, upon receipt of such confidentiality agreements as the Company may reasonably request, make reasonably available for inspection by any Participating Holder relevant to such registration statement, by any underwriter, if any, participating in any disposition to be effected pursuant to such registration statement and by any attorney, accountant or other agent retained by any such Participating Holder or any such underwriter, all pertinent financial and other records, pertinent corporate documents and properties of the Company, and cause all of the Company’s officers, directors and employees to supply all information reasonably requested by any such Participating Holder, underwriter, attorney, accountant or agent in connection with such registration statement;

(l)          use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of the relevant registration statement;

(m)         provide a CUSIP number for all such Registrable Securities, not later than the effective date of the relevant registration statement;

(n)          make reasonably available its employees and personnel for participation in “road shows” and other marketing efforts and otherwise provide reasonable assistance to the underwriters (taking into account the needs of the Company’s businesses and the requirements of the marketing process) in the marketing of such Registrable Securities in any underwritten offering;

(o)          promptly prior to the filing of any document which is to be incorporated by reference into the relevant registration statement or the prospectus related thereto (after the initial filing of such registration statement), and prior to the filing of any free writing prospectus, provide copies of such document to counsel for each relevant Participating Holder and to each managing underwriter, if any, and make the Company’s representatives reasonably available for discussion of such document and make such changes in such document concerning any such Participating Holder or managing underwriter prior to the filing thereof as counsel for such Participating Holder or managing underwriter may reasonably request;

(p)          cooperate with the relevant Participating Holders and the managing underwriter, if any, to facilitate the timely preparation and delivery of certificates not bearing any restrictive legends representing the Registrable Securities to be sold, and cause such Registrable Securities to be issued in such denominations and registered in such names in accordance with the underwriting agreement prior to any sale of Registrable Securities to the underwriters or, if not an underwritten offering, in accordance with the instructions of the relevant Participating Holders at least three business days prior to any sale of Registrable Securities and instruct any transfer agent and registrar of Registrable Securities to release any stop transfer orders in respect thereof;

(q)          take all such other commercially reasonable actions as are necessary or advisable in order to expedite or facilitate the disposition of such Registrable Securities;

(r)          take no direct or indirect action prohibited by Regulation M under the Exchange Act; provided, however, that to the extent that any prohibition is applicable to the Company, the Company will take such action as is necessary to make any such prohibition inapplicable;

(s)          take all reasonable action to ensure that any free writing prospectus utilized in connection with any registration covered by Section 2.1 or Section 2.2 complies in all material respects with the Securities Act, is filed in accordance with the Securities Act to the extent required thereby, is retained in accordance with the Securities Act to the extent required thereby and, when taken together with the related prospectus, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and

(t)          in connection with any underwritten offering, if at any time the information conveyed to a purchaser at the time of sale includes any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, promptly file with the SEC such amendments or supplements to such information as may be necessary so that the statements as so amended or supplemented will not, in light of the circumstances, be misleading.

To the extent the Company is a well-known seasoned issuer (as defined in Rule 405 under the Securities Act) (a “WKSI”) at the time any Demand Registration Request is submitted to the Company, and such Demand Registration Request requests that the Company file an automatic shelf registration statement (as defined in Rule 405 under the Securities Act) (an “automatic shelf registration statement”) on Form F-3, the Company shall file an automatic shelf registration statement which covers those Registrable Securities which are requested to be registered.  The Company shall use its commercially reasonable efforts to remain a WKSI (and not become an ineligible issuer (as defined in Rule 405 under the Securities Act)) during the period during which such automatic shelf registration statement is required to remain effective.  If the Company does not pay the filing fee covering the Registrable Securities at the time the automatic shelf registration statement is filed, the Company agrees to pay such fee at such time or times as the Registrable Securities are to be sold.  If the automatic shelf registration statement has been outstanding for at least three years, at the end of the third year the Company shall refile a new automatic shelf registration statement covering the Registrable Securities.  If at any time when the Company is required to re-evaluate its WKSI status the Company determines that it is not a WKSI, the Company shall use its commercially reasonable efforts to refile the shelf registration statement on Form F-3 and, if such form is not available, Form F-1 and keep such registration statement effective during the period during which such registration statement is required to be kept effective.

If the Company files any shelf registration statement for the benefit of the holders of any of its securities other than the Holders, the Company agrees that it shall include in such registration statement such disclosures as may be required by Rule 430B (referring to the unnamed selling security holders in a generic manner by identifying the initial offering of the securities to the Holders) in order to ensure that the Holders may be added to such shelf registration statement at a later time through the filing of a prospectus supplement rather than a post-effective amendment.

As a condition precedent to the Company’s obligations under Section 2.4 to register Registrable Securities, the Company may require that each Participating Holder furnish the Company such information in writing regarding such Participating Holder and the distribution of the Registrable Securities owned by such Participating Holder, as the Company may from time to time reasonably request provided that such information is necessary for the Company to consummate such registration and shall be used only in connection with such registration.

Each Participating Holder agrees that upon receipt of any notice from the Company of the happening of any event of the kind described in clause (v) of paragraph (e) of Section 2.4, such Participating Holder will (x) discontinue disposing Registrable Securities pursuant to the registration statement covering such Registrable Securities until such Participating Holder receives copies of the supplemented or amended prospectus contemplated by paragraph (e) of Section 2.4 and (y) if so directed by the Company, deliver to the Company (at the Company’s expense) all copies, other than permanent file copies, in such Participating Holder’s possession of the prospectus covering such Registrable Securities that was in effect at the time of receipt of such notice.  In the event the Company shall give any such notice, the applicable period mentioned in paragraph (b) of Section 2.4 shall be extended by the number of days during such period from and including the date of the giving of such notice to and including the date when each Participating Holder of any Registrable Securities covered by such registration statement shall have received the copies of the supplemented or amended prospectus contemplated by paragraph (e) of Section 2.4.

If any such registration statement or comparable statement under “blue sky” laws refers to any Holder by name or otherwise as the Holder of any securities of the Company, then such Holder shall have the right to require (i) the insertion therein of language, in form and substance reasonably satisfactory to such Holder and the Company, to the effect that the holding by such Holder of such securities is not to be construed as a recommendation by such Holder of the investment quality of the Company’s securities covered thereby and that such holding does not imply that such Holder will assist in meeting any future financial requirements of the Company, or (ii) in the event that such reference to such Holder by name or otherwise is not in the judgment of the Company, as advised by counsel to the Company, required by the Securities Act or any similar federal statute or any state “blue sky” or securities law then in force, the deletion of the reference to such Holder.

2.5.      Registration Expenses.

(a)          The Company shall pay all Expenses (x) with respect to any Demand Registration whether or not it becomes effective or remains effective for the period contemplated by Section 2.4(b) and (y) with respect to any registration effected under Section 2.2.

(b)          Notwithstanding the foregoing, (x) the provisions of Section 2.5 shall be deemed amended to the extent necessary to cause these expense provisions to comply with “blue sky” laws of each state in which the relevant offering is made and (y) in connection with any offering hereunder, each Participating Holder shall pay all brokerage fees or underwriting discounts and commissions and any transfer taxes, if any, attributable to the sale of the Registrable Securities of such Participating Holder, pro rata with respect to payments of fees, discounts and commissions in accordance with the number of shares sold in such offering by such Participating Holder, and (z) the Company shall, in the case of all registrations under this Section 2, be responsible for all its expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties).

2.6.      Certain Limitations on Registration Rights.  In the case of any registration under Section 2.1 pursuant to an underwritten offering, or, in the case of a registration under Section 2.2, if the Company has determined to enter into an underwriting agreement in connection therewith, all securities to be included in such registration shall be subject to an underwriting agreement and no Person may participate in such registration unless such Person agrees to sell such Person’s securities on the basis provided therein and, subject to Section 3.1, completes and executes all reasonable questionnaires, and other documents (including custody agreements and powers of attorney) which must be executed in connection therewith, and provides such other information to the Company or the managing underwriter as may be necessary to register such Person’s securities.

2.7.      Limitations on Sale or Distribution of Other Securities.  (a) Each Participating Holder agrees, (i) to the extent requested in writing by a managing underwriter, if any, of any registration effected pursuant to Section 2.1 or Section 2.2, not to sell, transfer or otherwise dispose of, including any sale pursuant to Rule 144 under the Securities Act, any Common Stock or any other equity security of the Company or any security convertible into or exchangeable or exercisable for any equity security of the Company (other than as part of such underwritten public offering) during the time period reasonably requested by the managing underwriter, not to exceed 180 days (and the Company hereby also so agrees (except that the Company may effect any sale or distribution of any such securities pursuant to a registration on Form F-4 (if reasonably acceptable to such managing underwriter) or Form S-8 (or otherwise in connection with any employee benefits plan), or any successor or similar form which is then in effect or upon the conversion, exchange or exercise of any then outstanding Common Stock Equivalent) to use its commercially reasonable efforts to cause each holder of any equity security or any security convertible into or exchangeable or exercisable for any equity security of the Company purchased from the Company at any time other than in a public offering so to agree), and (ii) to the extent requested in writing by a managing underwriter of any underwritten public offering effected by the Company for its own account, not sell any Common Stock or any Common Stock Equivalent (other than as part of such underwritten public offering) during the time period reasonably requested by the managing underwriter, which period shall not exceed 180 days.

(b)          The Company hereby agrees that, if it shall previously have received a request for registration pursuant to Section 2.1 or Section 2.2, and if such previous registration shall not have been withdrawn or abandoned, the Company shall not sell, transfer, or otherwise dispose of, any Common Stock or any Common Stock Equivalent, or any other equity security of the Company or any security convertible into or exchangeable or exercisable for any equity security of the Company (other than as part of such underwritten public offering, a registration on Form F-4 or Form S-8 (or otherwise in connection with any employee benefits plan) or any successor or similar form which is then in effect or upon the conversion, exchange or exercise of any then outstanding Common Stock Equivalent), until a period of 90 days shall have elapsed from the effective date of such previous registration; and the Company shall so provide in any registration rights agreements hereafter entered into with respect to any of its securities.

2.8.      No Required Sale.  Nothing in this Agreement shall be deemed to create an independent obligation on the part of any Holder to sell any Registrable Securities pursuant to any effective registration statement.

2.9.      Indemnification.  (a) In the event of any registration of any securities of the Company under the Securities Act pursuant to Section 2, the Company will, and hereby agrees to, indemnify and hold harmless, to the fullest extent permitted by law, each Holder and each underwriter for each such Holder, and their respective directors, officers, fiduciaries, employees, shareholders, members or general and limited partners (and the directors, officers, employees and shareholders thereof), and each other Person, if any, who controls such Holder or such underwriter within the meaning of the Securities Act, from and against any and all losses, claims, damages or liabilities, joint or several, actions or proceedings (whether commenced or threatened) and expenses (including reasonable fees of counsel and any amounts paid in any settlement effected with the Company’s consent, which consent shall not be unreasonably withheld or delayed) to which each such indemnified party may become subject under the Securities Act or otherwise, including with respect to any indemnity or contribution provided by such Holder under an underwriting agreement or other arrangement relating to such registration of securities (collectively, “Claims”), and the Company will reimburse any such indemnified party for any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such Claim as such expenses are incurred; provided, however, that the Company shall not be liable to any such indemnified party in any such case to the extent such Claim arises out of or is based upon any untrue statement or alleged untrue statement of a material fact or omission or alleged omission of a material fact made in the relevant registration statement or amendment thereof or supplement thereto or in any such prospectus or any preliminary, final or summary prospectus or free writing prospectus in reliance upon and in conformity with written information furnished to the Company by or on behalf of such indemnified party specifically for use therein.  Such indemnity and reimbursement of expenses shall remain in full force and effect regardless of any investigation made by or on behalf of such indemnified party and shall survive the transfer of such securities by such Holder.

(b)          Each Participating Holder of Registrable Securities as to which any registration under Section 2.1 or Section 2.2 is being effected shall, severally and not jointly, indemnify and hold harmless (in the same manner and to the same extent as set forth in paragraph (a) of Section 2.9) to the extent permitted by law the Company, its officers and directors, each Person controlling the Company within the meaning of the Securities Act and all other prospective sellers and their respective directors, officers, fiduciaries, managing directors, employees, agents, affiliates, consultants, representatives, successors, assigns, general and limited partners, shareholders and respective controlling Persons with respect to any untrue statement or alleged untrue statement of any material fact in, or omission or alleged omission of any material fact from, the relevant registration statement, any preliminary, final or summary prospectus contained therein, or any amendment or supplement thereto, or any free writing prospectus utilized in connection therewith, if such statement or alleged statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company or its representatives by or on behalf of such Participating Holder specifically for use therein and reimburse such indemnified party for any legal or other expenses reasonably incurred in connection with investigating or defending any such Claim as such expenses are incurred; provided, however, that the aggregate amount which any such Participating Holder shall be required to pay pursuant to Section 2.9(b) and Sections 2.9(c), (e) and (f) shall in no case be greater than the amount of the net proceeds received by such Participating Holder upon the sale of the Registrable Securities pursuant to the registration statement giving rise to such Claim.  Such indemnity and reimbursement of expenses shall remain in full force and effect regardless of any investigation made by or on behalf of such indemnified party and shall survive the transfer of such Registrable Securities by such Participating Holder.

(c)          Any Person entitled to indemnification under this Agreement shall notify promptly the indemnifying party in writing of the commencement of any action or proceeding with respect to which a claim for indemnification may be made pursuant to Section 2.9, but the failure of any such Person to provide such notice shall not relieve the indemnifying party of its obligations under the preceding paragraphs of Section 2.9, except to the extent the indemnifying party is materially prejudiced thereby and shall not relieve the indemnifying party from any liability which it may have to any such Person otherwise than under this Article 2.  In case any action or proceeding is brought against an indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate therein and, unless in the reasonable opinion of outside counsel to the indemnified party a conflict of interest between such indemnified and indemnifying parties may exist in respect of such Claim, to assume the defense thereof jointly with any other indemnifying party similarly notified, to the extent that it chooses, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party that it so chooses, the indemnifying party shall not be liable to such indemnified party for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation; provided, however, that (i) if the indemnifying party fails to take reasonable steps necessary to defend diligently the action or proceeding within 20 days after receiving notice from such indemnified party; or (ii) if such indemnified party who is a defendant in any action or proceeding which is also brought against the indemnifying party reasonably shall have concluded that there may be one or more legal defenses available to such indemnified party which are not available to the indemnifying party; or (iii) if representation of both parties by the same counsel is otherwise inappropriate under applicable standards of professional conduct, then, in any such case, the indemnified party shall have the right to assume or continue its own defense as set forth above (but with no more than one firm of counsel for all indemnified parties in each jurisdiction, except to the extent any indemnified party or parties reasonably shall have concluded that there may be legal defenses available to such party or parties which are not available to the other indemnified parties or to the extent representation of all indemnified parties by the same counsel is otherwise inappropriate under applicable standards of professional conduct) and the indemnifying party shall be liable for any expenses therefor.  No indemnifying party shall, without the written consent of the indemnified party, which consent shall not be unreasonably withheld, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified party is an actual or potential party to such action or proceeding) unless such settlement, compromise or judgment (A) includes an unconditional release of the indemnified party from all liability arising out of such action or proceeding and (B) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any indemnified party.

(d)          If for any reason the foregoing indemnity is unavailable or is insufficient to hold harmless an indemnified party under Sections 2.9(a), (b) or (c), then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of any Claim in such proportion as is appropriate to reflect the relative fault of the indemnifying party, on the one hand, and the indemnified party, on the other hand, with respect to such offering of securities.  The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or the indemnified party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission.  If, however, the allocation provided in the second preceding sentence is not permitted by applicable law, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative faults but also the relative benefits of the indemnifying party and the indemnified party as well as any other relevant equitable considerations.  The parties hereto agree that it would not be just and equitable if contributions pursuant to Section 2.9(e) were to be determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the preceding sentences of Section 2.9(e).  The amount paid or payable in respect of any Claim shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such Claim.  No Person guilty of fraudulent misrepresentation (within the meaning of section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.  Notwithstanding anything in Section 2.9(e) to the contrary, no indemnifying party (other than the Company) shall be required pursuant to Section 2.9(e) to contribute any amount in excess of the net proceeds received by such indemnifying party from the sale of Registrable Securities in the offering to which the losses, claims, damages or liabilities of the indemnified parties relate, less the amount of any indemnification payment made by such indemnifying party pursuant to Sections 2.9(b) and (c).

(e)          The indemnity and contribution agreements contained herein shall be in addition to any other rights to indemnification or contribution which any indemnified party may have pursuant to law or contract and shall remain operative and in full force and effect regardless of any investigation made or omitted by or on behalf of any indemnified party and shall survive the transfer of any Registrable Securities by any such party.

(f)          The indemnification and contribution required by Section 2.9 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or expense, loss, damage or liability is incurred.

3.          Underwritten Offerings.

3.1.       Requested Underwritten Offerings.  If requested by the underwriters for any underwritten offering pursuant to a registration requested under Section 2.1, the Company shall enter into a customary underwriting agreement with the underwriters.  Such underwriting agreement shall be satisfactory in form and substance to the Majority Participating Holders and shall contain such representations and warranties by, and such other agreements on the part of, the Company and such other terms as are generally prevailing in agreements of that type, including, without limitation, indemnities and contribution agreements.  Any Participating Holder to the offering shall be a party to such underwriting agreement and may, at its option, require that any or all of the representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of such underwriters shall also be made to and for the benefit of such Participating Holder and that any or all of the conditions precedent to the obligations of such underwriters under such underwriting agreement be conditions precedent to the obligations of such Participating Holder; provided, however, that the Company shall not be required to make any representations or warranties with respect to written information specifically provided by a Participating Holder for inclusion in the relevant registration statement.  Each such Participating Holder shall not be required to make any representations or warranties to or agreements with the Company or the underwriters other than representations, warranties or agreements regarding such Participating Holder, its ownership of and title to the relevant Registrable Securities, and its intended method of distribution; and any liability of such Participating Holder to any underwriter or other Person under such underwriting agreement shall be limited to liability arising from breach of such Participating Holder’s representations and warranties and shall be limited to an amount equal to the proceeds (net of expenses and underwriting discounts and commissions) that such Participating Holder derives from such registration.

3.2.       Piggyback Underwritten Offerings.  In the case of a registration pursuant to Section 2.2, if the Company shall have determined to enter into an underwriting agreement in connection therewith, any Registrable Securities to be included in such registration shall be subject to such underwriting agreement.  Any Participating Holder to such registration may, at its option, require that any or all of the representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of such underwriters shall also be made to and for the benefit of such Participating Holder and that any or all of the conditions precedent to the obligations of such underwriters under such underwriting agreement be conditions precedent to the obligations of such Participating Holder.  Each such Participating Holder shall not be required to make any representations or warranties to or agreements with the Company or the underwriters other than representations, warranties or agreements regarding such Participating Holder, its ownership of and title to the relevant Registrable Securities, and its intended method of distribution; and any liability of such Participating Holder to any underwriter or other Person under such underwriting agreement shall be limited to liability arising from breach of such Participating Holder representations and warranties and shall be limited to an amount equal to the proceeds (net of expenses and underwriting discounts and commissions) that such Participating Holder derives from such registration.

4.          General.

4.1.      Adjustments Affecting Registrable Securities.  The Company agrees that it shall not effect or permit to occur any combination or subdivision of shares of Common Stock  or Common Stock Equivalent which would adversely affect the ability of any Holder of any Registrable Securities to include such Registrable Securities in any registration contemplated by this Agreement or the marketability of such Registrable Securities in any such registration.  The Company agrees that it will take all reasonable steps necessary to effect a subdivision of shares if in the reasonable judgment of (a) the Majority Participating Holders or (b) the managing underwriter for the relevant offering, such subdivision would enhance the marketability of the Registrable Securities.  Each Holder agrees to vote all of its shares of capital stock in a manner, and to take all other actions necessary, to permit the Company to carry out the intent of the preceding sentence including, without limitation, voting in favor of an amendment to the Company’s certificate of incorporation in order to increase the number of authorized shares of capital stock of the Company.

4.2.       Rule 144.  The Company covenants that (i) upon such time as it becomes, and so long as it remains, subject to the reporting provisions of the Exchange Act, it will timely file the reports required to be filed by it under the Securities Act or the Exchange Act (including, but not limited to, the reports under Sections 13 and 15(d) of the Exchange Act referred to in subparagraph (c)(1) of Rule 144 under the Securities Act), and (ii) it will take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (A) Rule 144 under the Securities Act, as such Rule may be amended from time to time, or (B) any similar rule or regulation hereafter adopted by the SEC.  Upon the request of any Holder, the Company will deliver to such Holder a written statement as to whether it has complied with such requirements.

4.3.       Nominees for Beneficial Owners.  If Registrable Securities are held by a nominee for the beneficial owner thereof, the beneficial owner thereof may, at its option, be treated as the Holder of such Registrable Securities for purposes of any request or other action by any Holder pursuant to this Agreement (or any determination of any number or percentage of shares constituting Registrable Securities held by any Holder contemplated by this Agreement), provided that the Company shall have received assurances reasonably satisfactory to it of such beneficial ownership.

4.4.       Amendments and Waiver; Transferees.  (a) The terms and provisions of this Agreement may be modified or amended, or any of the provisions hereof waived, temporarily or permanently, in a writing executed and delivered by the Company and each of the Holders.  No waiver of any of the provisions of this Agreement shall be deemed to or shall constitute a waiver of any other provision hereof (whether or not similar).  No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof.

(b) Each Shareholder shall be entitled to transfer the benefits of this Agreement to any Person to whom it shall transfer all or any of its Registrable Securities, and any such transferee shall similarly be entitled to transfer the benefits of this Agreement; provided that each Shareholder agrees that it shall cause any such transferee to become a party to this Agreement by executing a counterpart of this Agreement and delivering the same to the Company.  The Company shall not be required to effect the registration of any transfer of shares by a Shareholder unless it shall have received such a signed counterpart of this Agreement.  This Agreement shall be effective with respect to any such transferee without the need for any action on the part of any other Shareholder.

4.5.      Notices.  All notices, requests, claims, demands and other communications required or permitted to be given hereunder will be in writing and will be given when delivered by hand or sent by registered or certified mail (postage prepaid, return receipt requested) or by overnight courier (providing proof of delivery) or by telecopy (providing confirmation of transmission).  All such notices, requests, claims, demands or other communications will be addressed as follows:

(a)          if to the Company, to:

Costamare Bulkers Holdings Limited
7 rue du Gabian
MC 98000 Monaco
Telephone No.: +377 (93) 250940
Gregory Zikos
Attention:  Chief Executive Officer

With a copy to:

Cravath, Swaine & Moore LLP
Two Manhattan West
375 Ninth Avenue
New York, New York 10001
Telephone No.:  (212) 474-1000
Attention:  D. Scott Bennett

(b)          If to a Shareholder, to:

Costamare Shipping Company S.A.
60 Zephyrou Street & Syngrou Avenue
17564
Telephone: +30 (210) 9490000
Athens, Greece
Email: info@costamare.com

Attention:  Secretary

With a copy to:

Cravath, Swaine & Moore LLP
Two Manhattan West
375 Ninth Avenue
New York, New York 10001
Telephone No.:  (212) 474-1000
Attention:  D. Scott Bennett

or such other address as the Company or such Shareholder shall have specified to the other party in writing in accordance with Section 4.5.

4.6.       Miscellaneous.

(a)          Subject to Section 4.4(b), this Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and the respective successors, personal representatives and assigns of the parties hereto.

(b)          This Agreement (with the documents referred to herein or delivered pursuant hereto) embodies the entire agreement and understanding between the parties hereto and supersedes all prior agreements.

(c)          THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK (WITHOUT GIVING EFFECT TO CONFLICT OF LAWS PRINCIPLES THEREOF).

(d)          With respect to any suit, action or proceeding (“Proceeding”) arising out of or relating to this Agreement each of the parties hereto hereby irrevocably (i) submits to the exclusive jurisdiction of the United States District Court for the Southern District of New York or if such suit, action or proceeding may not be brought in such court for jurisdictional reasons, in the Supreme Court of the State of New York, New York County (collectively, the “Selected Courts”) and waives any objection to venue being laid in the Selected Courts whether based on the grounds of forum non conveniens or otherwise and hereby agrees not to commence any such Proceeding other than before one of the Selected Courts; provided, however, that a party may commence any Proceeding in a court other than a Selected Court solely for the purpose of enforcing an order or judgment issued by one of the Selected Courts and (ii) consents to service of process in any Proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, or by recognized international express carrier or delivery service, to the Company or such Shareholder at their respective addresses referred to in Section 4.5; provided, however, that nothing herein shall affect the right of any party hereto to serve process in any other manner permitted by law.

(e)          WITH RESPECT TO ANY PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY, TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, WAIVE, AND COVENANT THAT THEY WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING IN WHOLE OR IN PART UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE, AND AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE ITS RIGHT TO TRIAL BY JURY IN ANY PROCEEDING WHATSOEVER BETWEEN THEM RELATING TO THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS WILL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

(f)          The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.  All section references are to this Agreement unless otherwise expressly provided.

(g)          This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

(h)          Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.

(i)          The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or was otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions and other equitable remedies to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any of the Selected Courts, this being in addition to any other remedy to which they are entitled at law or in equity.  Any requirements for the securing or posting of any bond with respect to such remedy are hereby waived by each of the parties hereto.  Each party further agrees that, in the event of any action for an injunction or other equitable remedy in respect of such breach or enforcement of specific performance, it will not assert the defense that a remedy at law would be adequate.

(j)          Each party hereto shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments, and documents as any other party hereto reasonably may request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

4.7.       No Inconsistent Agreements.  The Company represents that the rights granted to the Holders hereunder do not in any way conflict with and are not inconsistent with any other agreements to which the Company is a party or by which it is bound.  Without the prior written consent of Holders of a majority of the then outstanding Registrable Securities, the Company will not, on or after the date of this Agreement, enter into any agreement with respect to its securities which is inconsistent with the rights granted in this Agreement or otherwise conflicts with the provisions hereof or provides terms and conditions which, taken as a whole, are materially more favorable to, or materially less restrictive on, the other party thereto than the terms and conditions contained in this Agreement are (insofar as they are applicable) to the Holders, other than any lock-up agreement with the underwriters in connection with any registered offering effected hereunder, pursuant to which the Company shall agree not to register for sale, and the Company shall agree not to sell or otherwise dispose of, Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, for a specified period that is no longer than 180 days in the case of an IPO, or 90 days, in the case of any other registered offering, following the registered offering; provided, however, that in the event that either (a) during the last 17 days of the 180-day period or the 90-day period referred to above, as applicable, the Company issues an earnings release or material news or a material event relating to the Company occurs or (b) prior to the expiration of the 180-day restricted period or the 90-day restricted period, as applicable, the Company announces that it will release earnings results or becomes aware that material news or a material event will occur during the 16-day period beginning on the last day of the 180-day restricted period or the 90-day restricted period, as applicable, the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.  The Company further agrees that if any other registration rights agreement entered into after the date of this Agreement with respect to any of its securities contains terms which, taken as a whole, are materially more favorable to, or materially less restrictive on, the other party thereto than the terms and conditions contained in this Agreement are (insofar as they are applicable) to the Holders, then the terms and conditions of this Agreement shall immediately be deemed to have been amended without further action by the Company or any of the Holders so that the Holders shall each be entitled to the benefit of any such more favorable or less restrictive terms or conditions.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

COSTAMARE BULKERS HOLDINGS LIMITED

By:	/s/ Gregory Zikos
Name: Gregory Zikos
Title: Chief Executive Officer, Director

By:	/s/ Konstantinos Konstantakopoulos
Konstantinos Konstantakopoulos, as Shareholder

By:	/s/ Christos Konstantakopoulos
Christos Konstantakopoulos, as Shareholder

By:	/s/ Achillefs Konstantakopoulos
Achillefs Konstantakopoulos, as Shareholder

By:	/s/ Kent Maritime Investments S.A.
Kent Maritime Investments S.A., as Shareholder

By:	/s/ Costamare Shipping Company S.A.
Costamare Shipping Company S.A., as Shareholder

By:	/s/ Costamare Shipping Services Ltd.
Costamare Shipping Services Ltd., as Shareholder

By:	/s/ Longshaw Maritime Investments S.A.
Longshaw Maritime Investments S.A., as Shareholder

[Signature Page to the Registration Rights Agreement]